UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2023

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II - ANNUAL REPORT

EXPLANTORY NOTE

In this Annual Report on Form 1-K (this “Report”), the terms “Coyuchi”, “we,” “us,” “our” or “the Company” refer to Coyuchi, Inc. This Report contains forward-looking statements, as defined under federal securities laws. The statements should be read in conjunction with our financial statements and the related notes included elsewhere in this Report. Such statements encompass various aspects, including our business plan, strategy, and industry. These forward-looking statements are often conveyed through terms such as “may,” “will,” “anticipate,” “estimate,” “plan, “project,” “continue,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar expressions. It is important to note that these statements are based on our current assumptions, expectations, and beliefs, and they are subject to substantial risks, uncertainties, estimates, assumptions, and changes in circumstances. Consequently, our actual results, performance, or achievements may differ materially from those expressed or implied in any forward-looking statement, including factors such as the profitability of our business. We want to emphasize that these statements reflect management’s current perspectives on future events and involve risks and uncertainties that could significantly impact the Company’s actual results. Given the potential disparities between the risks, estimates, assumptions, and uncertainties described above and the actual outcomes, investors are cautioned not to place undue reliance on these forward-looking statements. The statements are valid only as of the date of this Report, and except as required by law, we assume no obligation or intention to update forward-looking statements to reflect subsequent events or circumstances.

OUR BUSINESS

Who We Are

Coyuchi connects people to the raw power and beauty of nature, through premium organic home goods. Our principal business activity is the design, development, import and sale of coastal inspired organic bedding, sheets, towels, apparel and other home goods for the environmentally conscious home. Rooted in Point Reyes, California, we were founded in 1991 with the aim of creating organic cotton textiles free of pesticides and synthetic fertilizers used on conventional cotton farms. Our name “Coyuchi” is inspired by a Native American word that means “natural cotton.” For 30 years, we have explored organic farming and sustainable textiles. We want to continue to push the organic textile market forward, staying true to our origins along the way. We strive for the highest sustainability and social responsibility standards, through our circularity initiatives and recycled products and by supporting regenerative agriculture. Our aim is to be among the leading luxury home textile brands in the market.

Our Mission and Omnichannel Business Model

At Coyuchi, our mission is to enhance the beauty and comfort of every home while upholding the well-being of our planet. We are dedicated to ensuring that every product bearing the Coyuchi label adheres to the highest standards of production and processing, ensuring safety and ethical treatment at every step—from the farm to the factory to our customers’ homes. Our approach is guided by three key pillars: conscious luxury, positive impact, and the transformative power of nature. To fulfill this mission, we have implemented a digitally-driven, omnichannel strategy that places the customer at the forefront, unifying our e-commerce and limited store operations. Sales from our direct-to-consumer channel, which includes digital e-commerce platform (www.coyuchi.com) and our retail store located in Point Reyes, California represented 86.14% of our gross sales for the year ended December 31, 2023, followed by our wholesale channels and our other channels, which represented 12.80% and 1.06% of gross sales for the year ended December 31, 2023, respectively. Our three primary sales channels are described below:

●	E-Commerce Platform. Our mobile and desktop-friendly e-commerce platform seamlessly integrates commerce and content. Through this platform our customers access our full product assortment. In 2023, our e-commerce business contributed to over 80% of our gross sales, playing a pivotal role in expanding our customer base by 190% since 2019. To ensure a desirable shopping experience, we diligently monitor and analyze site metrics and customer behavior data. Additionally, we conduct post-purchase surveys to gather feedback from our valued customers.

In 2023, we made strategic enhancements to our website, most notably a replatform from our prior ecommerce platform to Shopify. The transition to Shopify will allow the company to be more agile in testing and streamlining the online shopping process. The Shopify software application ecosystem allows for seamless feature enhancements to facilitate product discovery, increase conversion rate and improve the customer experience.

●	Wholesale Online and Retail Partnerships. Wholesale online and retail channels help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury department store chains, clothing, home and décor retailers and online stores that carry our products and over 500 trade accounts with steady business. Our products are available through large online retailers including our top selling wholesale online customers Nordstrom, Anthropologie and Amazon. Our wholesale retail partnerships include smaller physical retailers such as Resthouse Sleep Solutions, The Mattress Experts, and BOSCO’s Mercantile. No single wholesale customer accounted for more than 10% of our company’s net sales during 2023 or 2022.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we currently operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe that our store is an ideal representation of the brand’s aesthetics and beautifully showcases our products, climate impact and circular initiative, all under one roof, providing the customer with an immersive experience. We believe this store format is adaptable to other locations. With average customer transaction value of $202 for the year ended December 31, 2023, our Point Reyes store generated $1.55 million in gross sales and was profitable. Coyuchi partnered with Leap, Inc. in November 2022 to test an alternative retail store in Palo Alto, California, aiming to experiment with an innovative retail concept. The Leap partnership ended on December 31, 2023 and learnings from the trial will inform future retail strategy.

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Our Organic Textile Products

Our product assortment consists of consciously designed bedding, bath, apparel and lifestyle products spread across about 1,900 stock keeping units, or SKUs. 95% of our products are made of natural fibers and are eligible for our 2nd Home Take Back® and 2nd Home Renewed® programs. 99% of our assortment is made of organic cotton certified under the Global Organic Textile Standard (“GOTS”). GOTS is the world’s leading textile processing standard for organic fibers and ensures the organic status of textiles after harvesting of the raw materials through environmentally and socially responsible manufacturing all the way to labeling. We have established in-house design and product development capabilities, including an experienced design and product development team. Our products have been recognized by independent industry organizations and the media, and have also been featured in numerous home and design magazines such as Good Housekeeping, Architectural Digest, GQ, House Beautiful, Condé Nast Traveler, Dwell and Country Living. For a list of recent noteworthy awards and recognition we have received, see “Our Business – Recent Awards and Recognition.” Our focused product assortment consists of four core categories:

●	Bedding. We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, duvet covers, blankets, throws, quilts, pillow cases and shams. As of December 31, 2023, our bedding category offered 1131 SKUs priced from $34 to $798. For the year ended December 31, 2023, our bedding products accounted for approximately $22.1 million, or 70%, of net sales.

●	Bath. We offer a luxurious line of bath essentials, including towels, bath rugs and mats, shower curtains, hair and bath wraps, and eye masks, in numerous patterns and style collections. As of December 31, 2023, our bath category offered 333 SKUs priced from $8 to $258 For the year ended December 31, 2023, our bath products accounted for approximately $7.1 million, or 23%, of net sales

●	Apparel. We provide premium apparel products for men and women, including robes, room shoes, rompers, joggers, chemises, sweaters, cardigans, scarves, pants, nightgowns, pajamas, socks, tanks and t-shirts. As of December 31, 2023, our apparel category offered 227 SKUs priced from $28 to $198. For the year ended December 31, 2023, our apparel products accounted for approximately $1.4 million, or 5%, of net sales.

●	Lifestyle. As of December 31, 2023, our lifestyle category offered 104 SKUs, from organic napkins to crossbody totes, priced from $14 to $349. For the year ended December 31, 2023, our lifestyle products accounted for approximately $740 thousand in gross annual sales, or 2%, of net sales.

Differentiation

Our designs are inspired by the natural beauty of our Northern California coast, providing our customers with an inviting and naturally healthy home. We modernize the craft of textiles with heirloom quality home goods using only natural fibers and organic and regenerative production practices. We have an in-house design team, we develop exclusive designs and have decades long relationships with our vendors ensuring the highest quality products.

Competition

In the home goods market, Coyuchi, Inc. may encounter competition from various companies that offer similar products or target a similar customer base. Direct competitors that participate in the organic and sustainable home goods segment include Boll & Branch, Brooklinen, and Parachute.

Legal Proceedings

From time to time, we may be a party to legal proceedings or subject to claims arising in the ordinary course of business. Currently, we are not a party to any material pending or threatened legal proceedings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022, should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Market Information

In 2023, the U.S. home textile industry boasts a market value of $33 billion, projected to escalate to $35 billion by 2027. Notably, Bed and Bath categories emerge as the frontrunners in terms of growth. According to Euromonitor’s 2023 report, online purchases account for 20% of all home goods transactions. The global organic bedding market, valued at $814 million in 2020, is anticipated to grow to $1.1 billion by 2027.

Historical Key Performance Indicators

According to the Company’s key performance indicator (KPI) reports, the Company has a strong customer base and brand loyalty. Our customer base has been increasing, from 10,000 customers in 2015 to 156,000, 211,000, 255,000 and 295,000, customers in 2020, 2021, 2022 and 2023 respectively. Customers are defined as unique customers based on their unique email address from our ERP system. In addition, 42% of customers make repeat orders within the 24 months after their initial purchase. Our customer demographic data shows that our customer base is primarily composed of working professionals and/or environmentally and ethically conscious consumers. The Company’s social media has a combined network of 129,000 followers. A follower is defined as an active subscriber to our email newsletter and number of followers on each social media platform.

As to financial performance, annual gross revenues were approximately $10 million, $15 million, $18 million, $22 million, $30 million, $37 million, $40 million and $37 million for the years ended December 31, 2016, 2017, 2018, 2019, 2020, 2021, 2022 and 2023, respectively, representing a compound annual growth rate for the period 2016 through 2023 of 270%.

Plan of Operations

Our operational strategy aims to leverage the prevailing market trends and insights to enhance the Company’s key performance indicators (KPIs). The focus will be on optimizing metrics across various marketing channels, with particular emphasis on paid media, organic marketing, and affiliate marketing. To resonate with our target audience effectively, we will prioritize the creation of high-quality content, such as informative blog posts, articles, and visually engaging infographics.

The Company plans to optimize its retail locations to drive profitability, brand loyalty, and community. Learnings from retail operations will inform any future plans to expand the retail footprint by opening additional stores.

In addition, the Company also plans to expand its B2B partners with wholesalers, online marketplaces, and other collaborators in order to increase specialty store and department store presence. We continue to refine Amazon product offerings and marketplace presentation.

The Company also plans to leverage on the existing and growing customer base for further community development and driving brand awareness and new customer acquisitions profitably.

The Company plans to drive greater profitability with a new warehousing and logistics partner and shifting fulfillment operations from Nevada to Kentucky. This change is intended to reduce costs as well as service both e-commerce and B2B customers in a more timely and responsive manner.

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Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Sales

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Net Sales	$27,360,367	$32,269,845	$(4,909,478)	(15)%

Gross sales declined by 8% in 2023 as compared to 2022, reporting $36.8 million and $39.9 million, respectively.

Net sales for the year ended December 31, 2023 amounted to $27,360,367, as compared to $32,269,845 for the year ended December 31, 2022. The 15% decline in net sales, which amounts to $4,909,478, is primarily due to the normalization of home furnishing purchases following the surge in demand during the COVID-19 years. Lower demand for home goods was also attributable to a downturn in home purchases and remodels caused by the highest interest rates seen in 20 years resulting in the home goods industry declining 10% in 2023.

Besides macroeconomic challenges, other factors impacted the Company’s performance. As consumer demand normalized across the industry, the Company reduced its inventory levels in the first half of the year through increased promotions and discounts, leading to higher gross-to-net sales dilution. Additionally, the Company faced core product out-of-stocks due to delayed shipments, replenishment issues, and the transition to a new third-party logistics provider in the second quarter. As a result of the heavier discounting of products in the first few months of 2023, average order value declined year over year. Average order value decreased to $295 in 2023 from $300 in 2022, and maintained first order profitability.

Despite softer sales in 2023, several operational changes contributed to improved performance during the Cyber 5 sales period. The Company invested in technology and personnel to enhance operational efficiency. In September, the Company transitioned its e-commerce platform from Magento to Shopify, which will result in lower operating fees and quicker deployment of new site features. Additionally, a new paid media agency was hired in September to improve the efficiency of paid media efforts. A Head of Merchandising joined the team in early 2023 to optimize inventory, maximize margins, reduce dilution while moving excess inventory, and develop a product roadmap for a robust product pipeline. These efforts led to a strong performance during Black Friday and Cyber Monday, with a positive demand revenue comparison for the Cyber 5 holiday period.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Direct-to-Customer	$31,661,169	$34,362,489	$(2,701,320)	(8)%
Wholesale	4,703,723	5,222,566	(518,843)	(10)%
Others	391,298	383,525	7,773	2%
Adjustments, Discounts	(9,395,823)	(7,698,735)	(1,697,088)	22%
Net Sales	$27,360,367	$32,269,845	$(4,909,478)	(15)%

Cost of Sales

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Cost of Sales	$13,141,813	$14,036,706	$(894,893)	(6)%
Gross Profit	$14,218,554	$18,233,139	$(4,014,585)	(22)%

Total cost of sales decreased by $894,893, or approximately 6%, from the year ended December 31, 2022 to the year ended December 31, 2023 due to lower net sales in 2023. However, cost of sales in relation to net sales was higher overall due to several factors. One factor is increased landed costs of 2022 inventory resulting from higher COVID era related shipping costs that were sold throughout 2023. Other drivers of higher COGS relative to net sales include heavier discounting and promotions in 2023. Gross profit also decreased by $4,014,585, or approximately 22%. This was primarily due to a shift in channel mix, resulting in a higher volume of B2B sales, which have lower product margins compared to sales from our e-commerce channel.

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Operating Expenses

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Professional and Consulting Fees	$4,209,993	$3,614,123	$595,870	16%
Selling Expense	959,074	1,034,577	(75,503)	(7)%
Marketing and Advertising	6,050,166	7,503,213	(1,453,047)	(19)%
General and Administrative	6,429,827	6,071,223	358,604	6%
Depreciation and Amortization	562,420	330,402	232,018	70%
Operating Expenses	$18,211,480	$18,553,538	$(342,058)	(2)%

Total operating expenses decreased by $342,058, or approximately 2%, from the year ended December 31, 2022 to the year ended December 31, 2023. This was primarily due to the effects of the following:

●	Increase in professional and consulting fees of $595,870, or approximately 16%, from the year ended December 31, 2022 to the year ended December 31, 2023. $361,305 or 61% of the increase is related to fees related to operating a store in partnership with Leap Inc. while the remaining $234,565 or 39% of the increase primarily pertains to legal and accounting fees.

●	Increase in general and administrative expense of $358,604, or approximately 6%, from the year ended December 31, 2022 to the year ended December 31, 2023 is primarily due to one-time costs associated with the 3PL move and transportation of inventory. Despite the higher one-time costs, we expect to see ongoing savings from the move in both warehouse fulfillment costs and shipping costs.

●	Marketing and advertising expense decreased by $1,453,047, or approximately 19%, from the year ended December 31, 2022, to the year ended December 31, 2023. This reduction is attributed to a strategic shift and the redistribution of spending across various marketing channels. The Company reduced paid media expenditure, as the effectiveness of these channels improved in the first half of the year despite some headwinds in the second half. Greater emphasis was placed on customer retention and engagement strategies through owned channels. This reduction is the result of ongoing optimization of the marketing strategy and a heightened focus on customer retention tactics.

In 2023, $433,177 was spent on professional fees related to Regulation A+ offering that could not be offset against the proceeds received.

Other Income (Expense)

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Other Income (Expense)	$(356,606)	$726,280	$(1,082,886)	(149)%
Interest Expense	(538,891)	(323,705)	(215,186)	66%
Interest Expense – Related Party	(481,789)	(338,114)	(143,675)	42%
PPP Loan Forgiveness		-		%
Other Income (Expense)	$(1,377,286)	$64,461	$(1,441,747)	(2,237)%

Other income (expenses) decreased by $1,441,747, or approximately 2,237%, from the year ended December 31, 2022 to the year ended December 31, 2023. This was primarily due to the effects of the following:

●	The year ended December 31, 2022 other income amounting to $726,280 primarily pertains to a change in estimate of sales tax liability, whereas December 31, 2023 other expense amounting to $356,606 is primarily due to the recording of sales tax not collected from customers, which the Company incurred as an operating expense.

●	Increase in interest expense of 66% or approximately $215,186, is due to an increase in lines of credit used by the Company in the year ended December 31, 2023 from the year ended December 31, 2022 to fund the inventory purchases essential to manage challenges presented by disruption to the supply chain.

●	Increase in interest expense - related party of approximately 42% from the year ended December 31, 2022 to December 31, 2023 is due to issuance of promissory notes to a stockholder in lieu of additional application of lines of credit.

5

Income Tax Benefit

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Income tax benefit (expense)	$1,147,445	$(107,824)	$1,255,269	(1,164)%

The income tax benefit (provision) is based on the estimated income taxes for the year ended December 31, 2023 and 2022, respectively.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, and improving our existing stores, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities.

For the years ended December 31, 2023 and 2022, the Company has no material cash requirements nor any restriction. Also, there are no existing commitments in relation to capital expenditures during the said period and debt covenants.

The Company has reported cash and cash equivalents of $784,637 and $2,959,119 as of the years ended December 31, 2023 and 2022, respectively.

	For the Year Ended		Change
	December 31, 2023	December 31, 2022	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(843,635)	$(3,925,337)	$3,081,702	(79)%
Investing activities	(884,539)	(716,089)	(168,450)	24%
Financing activities	(446,308)	4,417,619	(4,863,927)	(110)%
Increase (decrease) in cash and cash equivalents	$(2,174,482)	$(223,807)	$(1,950,675)	872%

6

Operating Activities

Our cash flows from operating activities varies depending on the results of operations and changes in operating assets and liabilities.

For the year ended December 31, 2023, net cash used in operating activities amounted to $843,635, which was the net effect of the following: (i) a net loss of $4,222,767, (ii) increase in receivables of $8,440, (iii) decrease in inventories of $3,127,597, (iii) decrease in prepaid and other current assets of $16,041, (iv) decrease in accounts payable of $429,749, (v) increase in accrued liabilities of $1,005,620, (vi) increase in other net assets of $6,870, and (vii) net non-cash adjustment of $325,067, including issuance cost directly paid by a stockholder of $50,000, depreciation and amortization of $562,420, stock-based compensation of $144,365, allowance for bad debts of $78,047, change of deferred tax estimate of $1,157,499 and gain from revaluation of warrants $2,400.

For the year ended December 31, 2022, net cash used in operating activities amounted to $3,925,337, which was the net effect of the following: (i) a net loss of $363,762, (ii) increase in receivables of $28,513, (iii) increase in inventories of $4,274,356, (iii) decrease in prepaid and other current assets of $556,251, (iv) increase in accounts payable of $1,059,316, (v) decrease in accrued liabilities of $826,376, (vi) increase in other net liabilities of $52,828, and (vii) net non-cash adjustment of $100,725, including change in estimate of sales tax liability of $599,407, depreciation and amortization of $330,402, stock-based compensation of $58,231, allowance for bad debts of $12,000, change of deferred tax estimate of $98,049.

Investing Activities

For the years ended December 31, 2023 and 2022, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to cash payments in the aggregate of $884,539 and $716,089, respectively.

Financing Activities

For the year ended December 31, 2023, cash flows from financing activities pertained primarily to settlement existing lines of credit and other debt financing arrangements, which amounted to $1,835,593 in aggregate.

In August 2022, the Company entered into a Revolving Credit Agreement with Jessica E. Smith, a director of the Company, and Kevin R. Brine (a director the Company until April 2022 and the husband of Ms. Smith) (the “Revolving Credit Agreement”), pursuant to which the Company issued a promissory note dated August 2022 in favor of Ms. Smith and Mr. Brine in the principal amount of $4,750,000 (the “Promissory Note”), bearing interest at a rate of 7.75% + 12-MAT Index, rounded to the nearest 1/8%, per annum. On March 23, 2023, the Company entered into another agreement with Ms. Smith and Mr. Brine to increase the Revolving Credit Agreement Company in the amount of $660,000, thereby increasing the total to $5,410,000. The interest incurred on the Promissory Note for the years ended December 31, 2023 and December 31, 2022 amounts to nil and $152,311, respectively.

On September 30, 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine (1,669,754 shares of Series C Preferred Stock in aggregate).

On May 22, 2023, the Company entered into a short-term loan agreement with a related party of a board member providing for a loan to the Company in the principal amount of $600,000. The loan accrues interest at 12% per annum. The loan and the interest are due on November 22, 2024, with an option to pay in installments provided each installment would not be less than €20,000. The interest incurred under the loan agreement for the year ended December 31, 2023 amounts to $43,397.

On July 29, 2022, the existing revolving credit with Flexport was extinguished. Consequently, the Company entered into a revolving credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. The amounts due in relation to the revolving credit shall bear interest equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month. As of the years ended December 31, 2023 and 2022, $505,046 and $3,600,640 had been borrowed under this agreement.

In addition, cash flows from stock related financing activities for the year ended December 31, 2023 pertained to (i) the net proceeds from exercise of options amounting to $25,000 and (ii) the proceeds from issuance of shares of Series C Preferred Stock in the Regulation A+ offering amounting to $1,682,580, which is net of issuance costs of $318,295.

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MANAGEMENT

Set forth below is information regarding our executive officers, directors and key employees as of December 31, 2023.

Name	Age	Position
Eileen Mockus	56	President, Chief Executive Officer and Director
Marcus Chung	48	Chief Operating Officer
Gabriela Bermudez	39	Controller
Whitney Thornburg	48	Design Director
Margot Lyons	41	Director of Sustainability + Sourcing
Brenna Freisleben	37	Director of Merchandising, Planning & Key Accounts
Ranjeet Bhatia	53	Secretary and Director
Silvia Mazzucchelli	52	Director & Executive Chair
Amber Tarshis	48	Director

The principal occupations for the past five years of each of our executive officers, directors, and key employees are as follows:

Executive Officers and Directors

Eileen Mockus, a member of our Board of Directors and our President and Chief Executive Officer, joined our company in August 2013. As veteran of the industry, Ms. Mockus got her start in textile development with previous positions at retailers Pottery Barn Teen (2000 to 2010), Patagonia (1989 to 1991), and The North Face (1993 to 1996), but was driven to move in a more sustainably-focused direction by her own commitment to the planet. Ms. Mockus demonstrates industry leadership beyond Coyuchi by representing our brand on the Fiber Council for the Organic Trade Organization and as a member of the Board for Accelerating Circularity, a collaborative industry project formed to establish systems for reducing textile waste. She is also the board chair of the Chetna Coalition, an ethical textile and fashion value chain community that works to organize and align the demand of buyers and manufacturers to support the growth and development of Chetna’s organic farming community. Ms. Mockus earned a B.S. degree in textiles and clothing from the University of California, Davis, and an MSBA from San Francisco State University.

Ms. Mockus’ more than 25 years of experience in retail, day-to-day operational leadership of our company and in-depth knowledge of our company’s products make her well qualified as a member of our board.

Marcus Chung, our Chief Operating Officer, joined our company in May 2022 overseeing supply chain, sourcing strategy, sustainability and IT. He previously worked at Third Love from 2019 to 2022, Stitch Fix from 2016 to 2019 and The Children’s Place from 2012 to 2016. Mr. Chung served as a Trustee for Wesleyan University and served two terms on the board of directors for Net Impact, a non-profit organization whose mission is to mobilize a new generation to use their careers to drive transformational change in their workplaces and the world. Mr. Chung holds a B.A. from Wesleyan University and an MBA from UC Berkeley’s Haas School of Business.

Gabriela Bermudez, our Controller, joined our company in 2023. She received her CPA license while working as an auditor for PricewaterhouseCoopers. She brings over 18 years of experience working with both large corporations and innovative startups across a range of industries including education, e-commerce, agriculture, finance and professional services. She previously worked at Stifel Financial, Kaplan Inc. and Touch of Modern. At Coyuchi, Ms. Bermudez has created financial models to continuously improve business performance, maximize operational efficiency and support company growth.

Ranjeet Bhatia, a member of our Board of Directors and our Secretary, has been a member of our Board of Directors since 2009. He is the co-founder and managing director of Saffron Hill Ventures 2 Limited Partnership, a London-based venture capital firm with a focus on cleantech and other cutting-edge sectors, since May 2000. He also serves on the Board of Directors of Agilyx, a pioneer in advanced recycling of post-use plastics. Mr. Bhatia earned a B.A. degree in environmental science from Occidental College, an MBA from UCLA’s Anderson School of Business and an M.A. degree in International Relations and Economics from Johns Hopkins University’s School of Advanced International Studies.

Mr. Bhatia brings extensive knowledge of the cleantech sector and the broad range of “green” companies in the industry, as well as a deep background in early-stage and growth companies, emerging markets, mergers and acquisitions, and capital market activities, making him well qualified as a member of our board.

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Silvia Mazzucchelli, the Executive Chairwoman of our Board of Directors, joined our Board in April 2022. Ms. Mazzucchelli is currently a senior advisor to the Boston Consulting Group, Inc., and serves as director of VTEX (NYSE), a global digital commerce platform. She previously served as Chairwoman of the board of directors of Sequential Brands Group, Inc., (NASDAQ: SQBG), a brand management company with a portfolio of lifestyle brands, director of CARBON38, a fashion activewear company, director of PAS Group Ltd., a leading Australian company with a portfolio of fashion brands, and two KKR portfolio companies. Ms. Mazzucchelli’s contributions in strategy development, consumer brands, and digital transformations leverage 25+ years track-record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as interim CEO of the Collected Group, owner of luxury brands Joie, Equipment and Current Elliott, Chief Executive Officer for ModCloth, a Walmart e-commerce portfolio company, from 2019 to 2020, and Chief Merchandising and Marketing Officer at American Apparel from 2016 to 2019. Prior to that, Ms. Mazzucchelli held a variety of senior executive roles at Gildan Activewear, Toms Shoes, Guess? Inc. and began her career at the Boston Consulting Group. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management, UCLA and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from Stockholm School of Economics.

Ms. Mazzucchelli brings extensive brand and business management expertise to our company and a deep background in the fashion and retail industry. She also brings working experience in corporate controls and governance as a director of other public companies.

Amber Tarshis, a member of our Board of Directors, has been a member of our Board of Directors since April 2022. Ms. Tarshis is an accomplished retail and entertainment marketing executive and the Chief Marketing Officer at Jellysmack, a global creator company. She joined Jellysmack in November 2020 to oversee brand strategy, public relations, experiential marketing, media planning, product & content marketing, and corporate social media. Prior to Jellysmack, Ms. Tarshis led marketing at movie ticketing tech startup Atom Tickets where she drove brand awareness and customer acquisition through digital marketing campaigns and strategic partnerships with all the major film studios and leading brands like Amazon, T-Mobile, and JP Morgan Chase. Earlier in her career, she worked on the launch of the Discovery Communications and Hasbro TV Network. She also led brand initiatives at Warner Bros. working globally on film franchises including Harry Potter. In addition to the entertainment industry, Ms. Tarshis has also brought her expertise from direct-to-consumer retail where she was previously SVP of Marketing for global fashion brands Victoria’s Secret, head of Marketing for Puma North America, CMO at Guess? Inc. and Pacific Sunwear. Ms. Tarshis holds a B.A. degree from the University of Pennsylvania and is a member of the Television Academy of Arts & Sciences.

Ms. Tarshis is well qualified to serve as a director of our company due to her extensive management experience leading the marketing operations of numerous major brands.

Key Employees

Whitney Thornburg, our Director of Design, joined our company in 2019. She previously held a teaching position at California College of the Arts in Fashion Design from 2011-2019 and led design for Isda & Co, a San Francisco clothing label known for beautiful textiles and timeless designs, from 2001-2010 and 2013-2014. During her time at California College of the Arts, Ms. Thornburg developed and taught fashion design curriculum in sustainable practices and creating circular systems to examine the life-cycle of products. Ms. Thornburg studied Fashion Design at Iowa State University.

Margot Lyons, our Director of Sustainability, joined our company in 2014, where she works with our strategic partners to ensure all our company’s product sustainability standards are met. Her work has directly contributed to our company’s goal of reaching full circularity, which we achieved in 2021 with the release of the full circle recycled cotton blanket and throw. Ms. Lyons received a Master of Science degree in textiles and clothing from the University of California, Davis, where she co-founded Aggie Reuse Store, an on-campus resource for creative reuse and upcycling.

Brenna Freisleben joined our company in January 2023 as our Director of Merchandising. She brings 15 years of merchandising expertise in the Home space from high-growth startups to mass retail. She began her career as an early employee of startup One Kings Lane and most recently was the Director of Merchandising at Walmart overseeing Floor Coverings & Decorative Pillows across brick & mortar and e-commerce. She is passionate about customers, product & design. Ms. Freisleben is an alumna of Franklin & Marshall College with a B.A. in Art History & Political Science.

9

Board of Directors and Corporate Governance

Our board of directors is currently comprised of four directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, key employees or directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. The board of directors considers a director to be “independent” as long as (i) they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, and (ii) are not an affiliated person of our company (e.g., an officer or a greater than 10% stockholder). The board of directors has determined that Amber Tarshis is independent. In the case of Ms. Mockus and Mr. Bhatia, their position as an executive officer of our company and the beneficial owner of more than 10% of our outstanding common stock, respectively, preclude them from being considered independent. In the case of Ms. Mazzucchelli, her compensation for consulting services performed for the company precludes her from being considered independent.

Pursuant to the terms of an Amended and Restated Voting Agreement among our company and certain of our security holders, we expect to have six directors. Pursuant to the terms of our Articles of Incorporation, holders of our common stock and Series A1, Series B, Series B1 and Series C Preferred Stock, voting together as one class, are entitled to elect four individuals designated by a majority of them to be members of our board of directors and holders of our Series A Preferred Stock are entitled to elect two members designated by them to be members of our board of directors. Pursuant to the terms of the Amended and Restated Voting Agreement, certain of our security holders have agreed to vote for the board designees as indicated in the Articles of Incorporation, including one designee to be our CEO and two designees to be independent from the Company and the investors.

Board Committees

Our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee if and when it determines to list its shares of common stock for trading on a public market. The audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee would be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member would be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of The Nasdaq Capital Market and the SEC. Following the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved by a majority of the disinterested directors serving on the board of directors.

10

Indemnification of Directors and Executive Officers

The California Corporations Code (the “California Code”) provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

Section 317 of the California Code, authorizes a corporation to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, as the term “agent” is defined in section 317(a) of the California Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. A corporation is further authorized to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Section 204 of the California Code provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees). Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

Our Articles of Incorporation provide for the elimination of liability for directors to the fullest extent permissible under California law and authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, stockholder resolutions or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Code. Our Articles of Incorporation also provide that any repeal or modification of the indemnification provisions of the Articles of Incorporation by our shareholders will have no adverse effect on any rights or protection of an agent of our company existing at the time of such repeal or modification.

Our Bylaws provide that we will indemnify our directors and officers, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. Our Bylaws also contain provisions expressing the intent that these bylaws provide indemnity in excess of that expressly permitted by Section 317 of the California Code to indemnify each of its employees and agents (other than directors and officers) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its director, officer, or agent, as applicable.

Our Bylaws further provide that we may advance expenses incurred in defending any proceeding for which indemnification is required or permitted, following authorization thereof by the board of directors, prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by our Bylaws.

At present, we maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act.

11

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2023 and 2022; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2023 and 2022 and who received more than $100,000 in the form of salary and bonus during such year.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Total ($)
Eileen Mockus	2023	$274,080	$-	$-	$-		$274,080
President and Chief Executive Officer	2022	258,678	39,578	-	-		298,256

Gabriela Bermudez	2023	184,665	10,000	-	33,106	(1)	227,771
Controller (Principal Financial and Accounting Officer)	2022	-	-	-	-		-

Marcus Chung	2023	322,124	-	-	-		322,124
Chief Operating Officer	2022	191,721	45,000	-	112,713	(2)	349,434

Sejal Solanki	2023	271,881		-	-		271,881
Chief Marketing Officer	2022	239,045	37,954	-	-		279,999

(1)	Represents gross fair value of stock options to purchase 40,000 shares of our common stock granted under the 2020 Stock Plan.

(2)	Represents gross fair value of stock options to purchase 400,000 shares of our common stock granted under the 2020 Stock Plan.

Employment and Consulting Agreements

In August 2013, we entered into an employment agreement with Eileen Mockus which sets forth the terms and conditions of her at-will employment with our company. Pursuant to the employment agreement, Ms. Mockus agreed to devote her full business efforts and time to our business as our President and Chief Executive Officer. The employment agreement provides that Ms. Mockus will receive an annual base salary, currently at the annual rate of $272,152, for services rendered in such a position, subject to annual review. In addition, Ms. Mockus may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on her meeting and exceeding performance goals of the Company. The cash bonus is currently set at 50% of her annual base salary. Ms. Mockus is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. The employment agreement provides for termination by us upon death or disability of Ms. Mockus (defined as three aggregate months of incapacity during any 365-consecutive day period) or upon conviction of a felony crime of moral turpitude or a material breach of her obligations to us. In the event the employment agreement is terminated by us without cause, Ms. Mockus will be entitled to a lump sum payment equal to 12 weeks of her base salary and COBRA reimbursement. In the event such termination is in connection with a change of control of our company, any outstanding unvested equity awards held by Ms. Mockus will be entitled to immediate vesting. We do not maintain a key-person life insurance policy in respect of Ms. Mockus.

Ms. Mockus also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting her from engaging in any activities competitive with our business or soliciting employees during the term of her employment agreement and one year thereafter, (b) prohibiting her from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by her and relating to our business constitutes our sole and exclusive property.

In November 2023, the company began paying Silvia Mazzuchelli a monthly consulting fee of $16,666.

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2009 Stock Plan

In November 2009, our board of directors and stockholders adopted our 2009 Stock Plan (the “2009 Stock Plan”), providing for the grant of stock options and restricted stock awards to employees and non-employee directors selected by the board of directors or a committee of our board of directors. Options granted under the 2009 Stock Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code.

2020 Stock Plan

In January 2020, our board of directors and stockholders adopted our 2020 Stock Plan (the “2020 Stock Plan”). As of December 31, 2023 the 2020 Stock Plan had 2,912,000 shares of common stock (subject to certain adjustments) reserved for issuance upon exercise of outstanding stock options and grants of other equity awards. The 2020 Stock Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The 2020 Stock Plan may be administered by the board of directors or by a compensation committee appointed by the board of directors (the “Administrator”). The Administrator interprets the 2020 Stock Plan and is authorized to grant stock options and other equity awards thereunder to all eligible employees of our company, including non-employee consultants to our company and directors.

The 2020 Stock Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), non-statutory stock options, shares of restricted stock, deferred stock, bonus stock and awards in lieu of cash compensation, and performance awards. Options may be granted under the 2020 Stock Plan on such terms and at such prices as determined by the Administrator, except that the per share exercise price of the stock options cannot be less than the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Unless determined otherwise by the Administrator, options granted under the 2020 Stock Plan are not transferable other than by will or by the laws of descent and distribution. The Administrator has the authority to amend or terminate the 2020 Stock Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement. Unless terminated sooner, the 2020 Stock Plan will terminate ten years from its effective date.

Outstanding Equity Awards at December 31, 2023

As of December 31, 2023, we had stock options to purchase an aggregate of 1,365,719 shares of common stock outstanding under the 2009 Stock Plan, of which options to purchase 779,138 shares of common stock and options to purchase 354,752 shares of common stock were issued to Eileen Mockus and Sejal Solanki, respectively. The 2009 Stock Plan expired in November 2019 and there are no options available for future grant thereunder.

As of December 31, 2023, we had stock options to purchase an aggregate of 2,912,000 shares of common stock outstanding under the 2020 Stock Plan, of which options to purchase 500,000 shares of common stock, options to purchase 500,000 shares of common stock, options to purchase 400,000 shares of common stock, and options to purchase 40,000 shares of common stock were issued to Eileen Mockus, Sejal Solanki, Marcus Chung, and Gabriela Bermudez, respectively. As of December 31, 2023, there were 1,802,573 shares available for future grant under the 2020 Stock Plan, as a result of (i) the authorized shares under the 2020 Stock Plan being increased and (ii) additional shares becoming available for issuance under the 2020 Stock Plan due to lapsed options under the 2009 Stock Plan that rolled over to the 2020 Stock Plan.

Director Compensation

Except for Amber Tarshis and Silvia Mazzucchelli, both of whom were appointed to the board of directors in April 2022 and who are paid annual fees for their service on the board of $45,000 and $100,000 respectively, none of our directors currently receive salaries or fees for serving on our board of directors or for serving on committees. We currently pay or reimburse the travel expenses and other reasonable out-of-pocket expenses for our directors in attending meetings of our board of directors and its committees. We also provide our directors with a preferred customer discount on the purchase price of Coyuchi products that they buy.

Following the closing of this offering, we intend to compensate each non-employee director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to current market conditions as is good business practice.

13

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2023, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our current directors and director nominees;

●	each of our executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 1400 Tennessee Street, Unit 1, San Francisco, California 94107, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Shares beneficially owned and percentage ownership is based on 12,282,616 shares of common stock outstanding as of December 31, 2023.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percentage Beneficially Owned
Eileen Mockus (1)	1,259,470	9.4%
Gabriela Bermudez (2)	11,666	0.1%
Marcus Chung (3)	175,000	1.4%
Ranjeet Bhatia (4)	22,129,808	97.7%
Silvia Mazzucchelli (5)	170,750	1.4%
Amber Tarshis (6)	43,887	0.4%
All directors and executive officers as a group (6 persons)	23,790,581	110.4%
Saffron Hill Ventures 2 Limited Partnership (7)	21,845,843	96.5%
Sejal Solanki (8)	750,584	5.8%

(1)

Represents (i) 84,500 shares of common stock, (ii) 779,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan which are currently exercisable and (iii) 395,832 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable, and excludes 104,168 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2023.

(2)	Represents 11,666 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 28,334 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2023.

(3)	Represents 175,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 225,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2023.

(4)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 267,040 shares of common stock and 13,511 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Investors Guernsey Ltd., a Guernsey limited company (“SHIG”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHIG, and (iii) 11,499,579 shares of common stock, 506,923 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 5,903,805 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 3,935,536 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(5)	Represents 170,750 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 1,173,750 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2023.

(6)	Represents (i) 43,749 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and (ii) 138 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock held by Ms. Tarshis, and excludes 8,751 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2023.

(7)	See footnote (4)(iii) above.

(8)

Represents (i) 354,752 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan and (ii) 395,832 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan, which are currently exercisable as of December 31, 2023.

14

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Related Party Transactions

Under the Securities Line of Credit Agreement, our line of credit with First Republic Bank was guaranteed and secured by a pledge of securities held by Artemis IV LLC, an investment fund controlled by Jessica E. Smith, a director of our company, and Kevin R. Brine (a director of our company until April 2022 and the husband of Ms. Smith) (“Artemis IV”), and Artemis IV was not initially compensated for the security provided. On March 26, 2019, we amended the Securities Line of Credit Agreement to compensate Artemis IV by an amount equal to 6% per annum of the amount of the loan under the Securities Line Credit Agreement then outstanding, which was paid in monthly installments in return for providing this security. The interest incurred under the arrangement with Artemis IV for the year ended December 31, 2022 amounts to $185,803.

In 2022, the line of credit with First Republic Bank was terminated. Subsequently, in August 2022, the Company entered into a Revolving Credit Agreement (the “Revolving Credit Agreement”) with Ms. Smith and Mr. Brine and issued a promissory note dated August 2022 in favor of Ms. Smith and Mr. Brine in the principal amount of $4,750,000 (the “Promissory Note”), bearing interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. On March 23, 2023, the Company entered into another agreement with Ms. Smith and Mr. Brine to increase the Revolving Credit Agreement Company in the amount of $660,000, thereby increasing the total to $5,410,000. The interest incurred on the Promissory Note for the years ended December 31, 2023 and December 31, 2022 amounts to nil and $152,311, respectively.

On September 30, 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine (1,669,754 shares of Series C Preferred Stock in aggregate).

On May 22, 2023, the Company entered into a short-term loan agreement with a related party of a board member providing for a loan to the Company in the principal amount of $600,000. The loan accrues interest at 12% per annum. The loan and the interest are due on November 22, 2024, with an option to pay in installments provided each installment would not be less than €20,000. The interest incurred under the loan agreement for the year ended December 31, 2023 amounts to $43,397.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved by a majority of the disinterested directors serving on the board of directors.

15

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
of Coyuchi, Inc.

Opinion

We have audited the accompanying financial statements of Coyuchi, Inc. (a California corporation), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, accumulated deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coyuchi, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Coyuchi, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Coyuchi, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Coyuchi, Inc.’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Coyuchi, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

May 31, 2024

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Coyuchi, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Coyuchi, Inc. (the “Company”) as of December 31, 2022, the related statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

June 27, 2023

We have served as the Company’s auditor since 2021.

PCAOB ID#318

F-3

COYUCHI, INC.

BALANCE SHEETS

As of December 31, 2023 and 2022

	December 31
	2023	2022

Assets
Current assets
Cash and cash equivalents	$784,637	$2,959,119
Accounts receivable, net	828,131	897,738
Inventory	10,479,773	13,607,371
Prepaid expenses	799,602	815,643
Total current assets	12,892,143	18,279,871

Property and equipment, net	1,218,682	1,029,102
Security deposits	56,753	56,753
Right-of-use asset	484,001	557,349
Deferred tax assets, net	5,185,542	4,028,043
Intangible assets	997,796	997,796
Total assets	$20,834,917	$24,948,914

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$5,475,995	$6,037,228
Lines of credit	505,046	3,600,640
Accrued liabilities	3,252,619	2,247,000
Short-term loan	600,000
Right-of-use liability, current portion	228,690	255,137
Total current liabilities	10,062,350	12,140,005
Note payable	-	4,750,000
Other liabilities	39,200	41,600
Right-of-use liability, net of current portion	272,054	326,880
Total liabilities	$10,373,604	$17,258,485

Commitments and Contingencies

Stockholders’ Equity
Series C convertible preferred stock at $0.00001 par value; 18,600,000 shares authorized; 6,165,829 and 3,928,198 shares issued and outstanding as of December 31, 2023 and 2022, respectively	23,929,243	17,104,957
Series B-1 convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; nil shares issued and outstanding as of December 31, 2023 and 2022, respectively		-
Series B convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 6,036,922 shares issued and outstanding as of December 31, 2023 and 2022	3,018,461	3,018,461
Series A-1 convertible preferred stock at $0.00001 par value; 5,500,000 shares authorized; nil shares issued and outstanding as of December 31, 2023 and 2022, respectively		-
Series A convertible preferred stock at $0.00001 par value; 1,000,000 shares authorized; 512,789 shares issued and outstanding as of December 31, 2023 and 2022	769,184	769,184
Common stock, at $0.00001 par value; 48,600,000 shares authorized; 12,282,616 and 12,220,116 shares issued and outstanding as of December 31, 2023 and 2022, respectively	121	121
Additional paid-in capital	1,992,109	1,822,744
Accumulated deficit	(19,247,805)	(15,025,038)
Total stockholders’ Equity	10,461,313	7,690,429
Total Liabilities and Stockholders’ Equity	$20,834,917	$24,948,914

The accompanying notes are an integral part of these audited financial statements

F-4

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023 and 2022

	2023	2022

Net sales	$27,360,367	$32,269,845
Cost of Sales	13,141,813	14,036,706
Gross Profit	14,218,554	18,233,139

Operating Expenses
Professional and consulting fees	4,209,993	3,614,123
Selling expense	959,074	1,034,577
Marketing and advertising	6,050,166	7,503,213
General and administrative	6,429,827	6,071,223
Depreciation and amortization	562,420	330,402
Total Operating Expenses	18,211,480	18,553,538

Income (Loss) from Operations	(3,992,926)	(320,399)
Other income (expense)
Other income (expense)	(356,606)	726,280
Interest expense	(538,891)	(323,705)
Interest expense – related party	(481,789)	(338,114)
PPP loan forgiveness	-	-
Other income (expense)	(1.377,286)	64,461
Income before benefit (provision) for income tax	(5,370,212)	(255,938)
Benefit (provision) for income tax	1,147,445	(107,824)
Net Income	$(4,222,767)	$(363,762)

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.37)	$(0.08)
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.37)	$(0.08)
Shares outstanding - basic	12,235,869	4,797,166
Shares outstanding - diluted	12,235,869	4,797,166

The accompanying notes are an integral part of these audited financial statements

F-5

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2023 and 2022

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1		Preferred C			Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance, January 1, 2022	1,086,500	$11	814,583	$1,221,875	4,766,537	$9,533,074	13,853,048	$6,926,524	1,848,557	$2,772,836	-	$-	$1,733,221	$(14,661,276)	$7,526,265

Reg A+ offering, net of issuance costs of $574,688	-	-	-	-	-	-	-	-	-	-	224,495	438,403	-	-	438,403
Stock conversion	11,029,311	110	(301,794)	(452,691)	(4,766,537)	(9,533,074)	(7,816,126)	(3,908,063)	(1,848,557)	(2,772,836)	3,703,703	16,666,554	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	58,231	-	58,231
Stock options exercise	104,305	-	-	-	-	-	-	-	-	-	-	-	31,292	-	31,292
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	-	(363,762)	(363,762)
Balance, December 31, 2022	12,220,116	$121	512,789	$769,184	-	$-	6,036,922	$3,018,461	-	$-	3,928,198	$17,104,957	$1,822,744	$(15,025,038)	$7,690,429

Stock issuance due to round down	-	-	-	-	-	-	-	-	-	-	86,409	-	-		-
Reg A+ offering, net of issuance costs of $318,295	-	-	-	-	-	-	-	-	-	-	481,468	1,414,286	-		1,414,286
Stock issued in extinguishment of debt											1,669,754	5,410,000	-		5,410,000
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	144,365		144,365
Stock options exercise	62,500	-	-	-	-	-	-	-	-	-	-	-	25,000		25,000
Net Income	-	-	-	-	-	-	-	-	-	-	-	-		(4,222,767)	(4,222,767)
Balance, December 31, 2023	12,282,616	$121	512,789	$769,184	-	-	6,036,922	$3,018,461	-	-	6,165,829	23,929,243	1,992,109	(19,247,805)	10,461,313

F-6

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023 and 2022

	Years Ended December 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(4,222,767)	$(363,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	562,420	330,402
Stock-based compensation	144,365	58,231
Allowance	78,047	12,000
Change in estimate of accrued sales tax	-	(599,407)
Deferred taxes	(1,157,499)	98,049
Gain from revaluation of warrants	(2,400)	-
Issuance cost directly paid by a stockholder	50,000
Net Changes in assets and liabilities:
Accounts receivable	(8,440)	(28,513)
Inventories	3,127,597	(4,274,356)
Prepaid and other current assets	16,041	556,251
Accounts payable	(429,749)	1,059,316
Other	(6,870)	52,828
Accrued liabilities	1,005,620	(826,376)
Net cash provided by (used in) operating activities	(843,635)	(3,925,337)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(884,539)	(716,089)
Net cash (used in) provided by investing activities	(884,539)	(716,089)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments for) line of credits	(3,095,593)	3,947,924
Proceeds on issuance of promissory notes	1,260,000
Issuance of Preferred C	1,682,580	1,013,071
Issuance costs on issuance of Preferred C	(318,295)	(574,668)
Exercise of Stock Option	25,000	31,292
Net cash provided by (used in) financing activities	(446,308)	4,417,619

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(2,174,482)	(223,807)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	2,959,119	3,182,926
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$784,637	$2,959,119

Supplemental Cash Flow Information
Cash paid for interest	$916,065	$573,921
Cash paid for income taxes	$-	$-
Cash paid for issuance costs	$318,295	$514,268

Supplemental Non-Cash Information
Line of credit advances paid direct to suppliers/creditors	$-	$4,750,000
Property and equipment included in accounts payable	$-	$131,484
Issuance of Preferred C in extinguishment of debt	$5,410,000	$-
Non-cash sale in exchange for marketing credits	$49,000	$-

The accompanying notes are an integral part of these audited financial statements

F-7

NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic Cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgment based on historical data of the Company and actual results could differ from those estimates.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will process in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2023 and 2022 our allowance for doubtful accounts amounted to $206,294 and $128,247, respectively.

F-8

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the average cost basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions. The inventory reserve of the Company has a balance of $64,264 for both December 31, 2023 and 2022.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of December 31, 2023 and 2022, inventories in transit amount to $1,251,933 and $3,373,715, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of and for the years ended December 31, 2023 and 2022.

F-9

Impairment of Long-Lived Assets

Except for capitalized website and internal-use software, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to direct-to-consumer sales through the Company’s website, wholesale customers and consignment sales through Amazon. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Direct-to-consumer, Wholesale and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns for within 1 year from the date of sale if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if any quality issues exist with the product.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Amazon consignment sales, the Company recognizes sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to the customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 30-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

F-10

The following table presents the Company’s revenues disaggregated into categories based on the sales channel in 2023 and 2022:

	2023	2022
Direct-to-consumers	$31,661,169	$34,362,489
Wholesale	4,703,723	5,222,566
Others	391,298	383,525
Adjustments, Discounts and Refunds	(9,395,823)	(7,698,735)
Net Sales	$27,360,367	$32,269,845

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. $111,110 and nil were recognized as a revenue on the statement of operations related to breakage during the years ended December 31, 2023 and 2022. Gift cards totaled $90,597 and $173,918 as of December 31, 2023 and 2022, respectively, and are included in accrued liabilities on the balance sheet.

Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $366,653 and $345,200 as of December 31, 2023 and 2022 respectively.

Marketing Costs

Marketing and advertising costs were $6,050,166 and $7,503,213 for the years ended December 31, 2023 and 2022, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no changes to the Company’s tax positions in the current year. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the years ended December 31, 2023 and 2022.

F-11

Earnings per share

Earnings per share may either be basic or diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During 2023 and 2022, three suppliers accounted for 58% and 51% of the purchase of goods of the Company, respectively.

At December 31, 2023 and 2022, three wholesale customers accounted for 34% and 57% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that i available and significant to the fair value measurement:

● Level 1- Quoted prices in active markets for identical assets or liabilities.

● Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

F-12

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

● Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

● Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

● Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

● Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the ‘package of practical expedients’ available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

F-13

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023 and 2022:

	2023	2022
Website and internal-use software	$2,180,257	$1,467,743
Computer and equipment	417,502	409,760
Furniture and fixtures	268,234	235,434
Leasehold improvements	139,579	139,579
Total	3,005,572	2,252,516
Less accumulated depreciation and amortization	(1,786,890)	(1,223,414)
Property and equipment, net	$1,218,682	$1,029,102

Depreciation and amortization expense for the years ended December 31, 2023 and 2022 were $562,420 and $330,402, respectively.

The Company is currently in the process of upgrading its customer resource management and accounting systems. The costs associated with the acquisition and development of the new systems are included as part of Software under development. The Company expects for the new systems to begin data migration and testing in the third quarter of 2022 and has updated the useful life of the legacy systems to expire in the third quarter of 2023. Upon implementation, the Company will begin amortizing the software costs.

F-14

NOTE 4 – LINE OF CREDIT LOANS

Line of credit loans consists of the following as of December 31, 2023 and 2022:

	2023	2022
Line of credit with Merchant Factors Group up to a maximum amount of $5,500,000 at a rate of to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month.	$505,046	$3,600,640
Total	$505,046	$3,600,640

In August 2022, the Company entered into an asset-backed revolving credit agreement with Merchant Factors Group. The agreement with Merchant Factors Group allows the Company to borrow the lesser between the maximum credit and the sum of 80% of the Company’s Accounts Receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 55% value of finished goods, as deemed eligible for borrowing purposes. The line of credit has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be canceled by either party through provision of a 60-day notice.

As of December 31, 2023 and 2022 the interest rate of the line of credit is 11.5% and 7.5%, with an advance rate of 40% of inventory balance.

In 2024, the line of credit was extinguished and replaced. See Note 12 for details.

F-15

NOTE 5 – NOTES PAYABLE

Notes to Board of Directors

In August 2022, the Company entered into a revolving credit agreement with a member of the Board of Directors. The Company, at any one time, may obtain promissory notes not exceeding $4,750,000 from the said credit line. The note shall bear interest at a rate of 7.75% + 12-MAT Index, rounded to the nearest 1/8%, per annum. The 12-MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. As of December 31, 2022, the full amount of the credit line was drawn, and interest expense and payable amounting to $152,311 was recorded as of December 31, 2022. The note is subject to a subordination agreement with Merchant Financial Group, wherein the outstanding debt to Merchant Financial Group (see Note 4) will take priority over the note.

In March 2023, the parties entered into another agreement for additional amount of $660,000 to be issued to the Company, with the note carrying the same particulars as the previously issued one and is due and payable on December 31, 2024.

On September 30, 2023, the parties entered into a debt extinguishment agreement wherein the outstanding balance of the notes to the member of the Board of Directors, amounting to $5,410,000, was converted to Series C Preferred shares. In exchange, the Company will issue 1,669,754 Series C Preferred shares which have a fair value of $5,410,000. The preferred shares were valued at the Reg A+ offering price for investors who purchased in excess of $1 million. The Company determined that the offering price resulted in no gain or loss on extinguishment.

In 2023, a related-party of the Board of Directors entered into an agreement to issue a note payable amounting to $600,000, which accrues interest at a rate of 12% per annum. The note and interest due thereon shall be due and payable on November 22, 2024.

NOTE 6 – STOCKHOLDER’S EQUITY

Common Stock

The Company has authorized for issuance up to 48,600,000 shares of a single class common stock, having a par value of $0.00001 per share. As of December 31, 2023 and 2022, 12,282,616 and 12,220,116 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 43,100,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share as part of the Company’s Regulation A+ transaction. In July 2022, the Company designated a new series of stock known as Series C Preferred. In August 2022, certain current stockholders of the Company exchanged their existing preferred stock for Series C Preferred and common stock. A total of 3,703,703 shares of Series C Preferred and 11,029,311 shares of common stock were issued to current shareholders in exchange for 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock.

In 2022, the Company commenced a continuous offering of its new Series C preferred shares under Regulation A+. In 2022, the Company issued 224,495 shares of Series C Preferred Stock, raising net proceeds after fees and expenses of approximately $438,00 and issued 224,495 shares of Series C Preferred stock

In April 2023, the Company amended the stock offering price of the offered Series C Preferred stocks in its ongoing Reg A+ offering, reducing the stock price from $4.05 per share to $3.24 per share for large investors who purchase more than $1,000,000 of Series C Preferred stocks and $4.5 per share to $3.60 per share for all other investors. The Reg A+ offering includes certain down round provisions. This action required the Company to issue an additional 86,409 shares of Series C Preferred in accordance with the offering documents.

In 2023, the Company issued 509,433 shares of Series C Preferred stock and raised gross proceeds of approximately $1,671,000, with offering costs net against it of approximately $307,000, in the aforementioned Reg A+ offering. In addition, $50,000 of expenses paid directly by a related party were treated as part of the Reg A+ offering and included in the 509,433 shares of Series C preferred noted above.

On September 30, 2023, 1,669,754 Series C Preferred shares were issued as a result of a debt-to-equity conversion agreement (See Note 5).

Outstanding preferred shares as of December 31, 2023 are as follows: 6,165,829 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A.

Outstanding preferred shares as of December 31, 2022 are as follows: 3,928,198 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A.

F-16

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

Voting

The holders of Series C, B, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could convert. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

The holders of other Series of preferred stocks, other that Series A, together with the holders of common stock, voting together as one class shall be entitled to vote for the remaining members of the Board of Directors.

Dividends

The holders of Series C, B, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series C, B, or A shares.

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series C, B, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series C shares, the holders of Series C preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series B shares, the holders of Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series C and B holders, the remaining amount will be allocated to preferred Series A holders up to the total amount of liquidation preference. The liquidation preference for each Series C, B, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Conversion

The Series C, B, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti-dilution event, (b) the issuance by the Company of any like preferred or common share at a price per share lower than that received by the purchaser of the respective preferred share, (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of December 31, 2023 and 2022, the rate of conversion of all series of convertible preferred stock is one to one.

Reissuance

Each Series share of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. Due to the conversion of certain stockholders of Series B-1, B, A-1, and A stocks, 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock were acquired by the Company in 2022.

F-17

NOTE 7 – STOCK OPTION PLAN

In 2009, the Company established the Coyuchi, Inc. 2009 Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired as to new grants in 2019. In 2020, the Company established the Coyuchi, Inc. 2020 Stock Plan (the “2020 Stock Plan”). Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options, and any options that lapsed rolled over to the 2020 Stock Plan. The Board of Directors are the administrators of the 2020 Stock Plan, but may designate a Board committee to execute its duties under the Stock Plan.

The Board of Directors and Stockholders provided for a written consent dated May 2, 2022 to increase the reserves of the 2020 Stock Plan by 350,000 shares of the Company’s common stock for issuance. On December 4, 2023, the common stock share reserves of the 2020 Stock Plan were further increased by 2,464,000 shares of the Company’s common stock for issuance. The 2020 Stock Plan had a total of 4,088,485 and 1,624,485 shares of the Company’s common stock authorized for issuance as of December 31, 2023 and 2022, respectively, of which 1,802,573 and 211,633 shares were available for future issuance as of December 31, 2023 and 2022, respectively.

Option awards are generally granted with an exercise price and vesting period established at the discretion of the Company’s Board of Directors, provided, however, that (i) the exercise price per share shall not be less than the fair market value of the stock on the effective date of the grant and (ii) the exercise price per share shall not be less than 110% of the fair market value of the stock on the grant date if the award is made to a 10% shareholder. Options generally vest over 48 months subject to certain cliff vesting generally at the 6 and 12-month anniversary of the option issuance date.

The Company uses the Black-Scholes Model to value its option grants. The expected term of the stock option represents the weighted-average period that the stock options are expected to remain outstanding.

The Company’s expected terms of the stock option were derived using the simplified method. Expected volatilities are based on the historical volatilities of public companies operating in the same or similar lines of business as the Company over a similar expected term. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company accounts for forfeitures of awards as they occur.

.

The fair values of the Company’s stock options granted during 2023 and 2022 were estimated using the following weighted-average assumptions:

	2023	2022
Expected term (years)	6.25	6.25
Volatility	68.00%	68.00%
Discount rate	4.16%	4.16%
Dividend	0.00%	0.00%
Underlying Fair Market Value	$1.27	$1.27

The following table summarizes information about stock options outstanding as of December 31, 2023 and 2022.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Balance, January 1, 2022	3,328,612	$0.30	6.03
Options granted	550,000	$0.71	8.84
Options exercised	(104,305)	$0.30	-
Options terminated or expired	(307,148)	$-	-
Balance, December 31, 2022	3,467,159	$0.36	5,65
Options granted	1,352,000	$0.64	9.89
Options exercised	(62,500)	$2.50	-
Options terminated or expired	(478,940)	$-	-
Balance, December 31, 2023	4,277,719	$0.64	6.65

Options vested and exercisable as of December 31, 2023	2,425,927	$0.30	4.61
Options expected to vest as of December 31, 2022	4,277,719	$0.64	6.65

During 2023 and 2022, a total of 1,352,000 and 550,000 options, respectively, were granted to the eligible employees of the Company.

The Company’s stock-based compensation was $144,364 and $58,231 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2022 there was $1,279,945 remaining of stock-based compensation that will be recognized over a weighted-average remaining vesting period of 1.56 years.

F-18

NOTE 8 – COMMITMENTS, LEASES

Office and retail space lease

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 9.83%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease are made. In 2023, below were the changes in the leases of the Company:

● In January 2023, the Company extended its office lease for the period from January 2023 to December 2025. There is no option to renew. The extension of the lease agreement resulted in a remeasurement of right of use asset and lease liability, with additions amounting to $117,867 and $104,735, respectively.

● In March 2021, the Company extended its sales room lease for the period from April 1, 2021 to March 31, 2024. The lease has an option to renew for an additional 2 years. Management believes that the renewal option will be exercised in full. The lease was originally accounted for as a short-term lease from July 1, 2020 to March 31, 2021.

Right of use asset, net of amortization, and lease liability as of December 31, 2023 and 2022 are as follows:

	2023	2022
Right-of-use asset, net of amortization	$484,001	$557,349
Right-of-use liability	$500,744	$582,017

Operating lease costs charged to general and administrative expense for December 31, 2023 and 2022 are $261,707 and $261,730, respectively.

F-19

As of December 31, 2023, the Company’s lease liabilities mature as follows:

2023
2024	$265,425
2025	273,384
2026 and onwards	11,139
Total lease payments	549,948
Less imputed interest	(49,204)
Present value of lease liabilities	$500,744

Operating leases have a remaining useful life of 3 years and 4 years as of December 31, 2023 and 2022, respectively.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

	2023	2022
Current:
Federal	$-	$-
State	10,054	9,775
Total current	10,054	9,775

Deferred:
Federal	(1,010,744)	87,088
State	(146,755)	10,961
Total deferred	(1,157,499)	98,049
Benefit for income tax	$(1,147,445)	$107,824

The difference between the effective tax rate and the U.S. federal tax rates is as follows:

	December 31,
	2023	2022

Federal rate	21%	21.00%
State income taxes, net of federal benefit	3.28%	0.17%
Permanent differences	(2.44)%	(64.08)%
Net operating loss adjustments	-%	-%
Change in valuation allowance	-%	-%
Other	(0.44)%	0.15%
Income Taxes Provision (Benefit)	21.40%	(42.76)%

As noted below, the Company adjusted the net operating loss (NOL) carryforward available based on changes to estimates of availability due to restrictions imposed under Internal Revenue Code Section 382.

For the year ended December 31, 2023, the Company recorded a total income tax benefit of $1.15 million.

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net deferred tax assets consist of the following as of December 31, 2023 and 2022:

	2023	2022
Deferred tax asset:
Net operating loss carryover	$4,220,369	$4,036,896
Accrued liabilities and other	525,994	189,387
Inventory	636,662
Lease liability	121,510	140,056,
Gross deferred tax asset	5,504,535	4,366,339
Less: valuation allowance	-	-
Total deferred tax asset	5,504,535	4,366,339

Deferred tax liability:
Fixed and intangible assets	(201,547)	(204,355)
Right-of-use asset	(117,446)	(133,941)
Total deferred tax liabilities	(318,993)	(338,296)
Net deferred tax asset	5,185,542	4,028,043

As of December 31, 2023, the Company had federal net operating loss carryforwards of approximately $14.5 million which will begin to expire in 2031 for federal tax purposes for those loss carryforwards incurred prior to the changes in the law in 2017 under the TCJA. At December 31, 2023 the Company had had state net operating loss carryforwards of approximately $17.6 million which will begin to expire at various dates for state tax purposes. For operating loss carryforwards incurred for federal purposes post TCJA, they no longer expire.

F-20

Under Section 382 of the Code, the Company’s ability to utilize NOL carryforwards in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization. The Company determined that ownership changes occurred on December 12, 2007 and September 14, 2009 within the meaning of Section 382 and has reduced its net operating losses to reflect the amount unutilized prior to expiration. The ability of the Company to use its remaining NOL carryforwards may be further limited if the Company experiences a Section 382 ownership change as a result of future changes in its stock ownership.

All tax returns will remain open for examination by the federal and state taxing authorities for three and four years, respectively, from the date of utilization of any net operating loss carryforwards.

No liability related to uncertain tax positions is recorded on the financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company has no unrecognized tax benefits at December 31, 2023 and 2022.

On February 9, 2022, California Governor Gavin Newsom signed Senate Bill 113 (“SB 113”) into law, bringing an early end to California’s 2020-2022 net operating loss (NOL) deduction suspension, thus, allowing taxpayers to deduct NOLs for the 2022 tax year. SB 113 also removes the $5 million business tax credit utilization limitation for the 2022 tax year. The Company does not anticipate SB 113 to have a material impact on its December 31, 2023 financial statements.

On August 9, 2022 and August 16, 2022, the Creating Helpful Incentives to Produce Semiconductors (CHIPS) Act and the Inflation Reduction Act (IRA), respectively, were signed into law. The CHIPS Act and IRA contain among other things, certain income tax provisions. The Company has evaluated the current legislation and at this time, does not anticipate either to have a material impact on its December 31, 2023 financial statements.

NOTE 10 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the periods ended December 31, 2023 and 2022 are as follow:

	2023	2022
Basic EPS
Numerator
Net income (loss)	$(4,222,767)	$(363,762)
Less: Adjustment for dividends	311,072
	(4,533,839)
Denominator
Weighted-average common shares outstanding	12.235,869	4,797,166
Basic EPS	$(0.37)	$(0.08)

Diluted EPS
Numerator
Net income (loss)	$(4,222,767)	$(363,762)
Less: Adjustment for dividends	311,072
	(4,533,839)
Denominator
Weighted-average common shares outstanding	12,235,689	4,797,166
Dilutive effects of convertible preferred stock Series A, A-1, B, and B-1	-	-
Dilutive effects of incremental shares from options	-	-
Total	12,235,689	4,797,166
Diluted EPS	$(0.37)	$(0.08)

2023 dividends pertain to the shares issued in relation to the issuance of additional shares due to down round provision of shares as a result of the reduction of share issuance price of Series C preferred shares.

The following were not included in the calculation of the diluted EPS in 2023 as these are considered to be anti-dilutive: 6,148,482, 6,036,922, and 512,789 shares of Series C, B, and A preferred stock, 2,847,255 shares from incremental shares from options, and 40,000 shares from exercise of warrants.

The following were not included in the calculation of the diluted EPS in 2022 as these are considered to be anti-dilutive: 3,928,198, 6,036,922, and 512,789 shares of Series C, B, and A preferred stock, 2,441,979 shares from incremental shares from options, and 40,000 shares from exercise of warrants.

F-21

NOTE 11 – RELATED PARTY TRANSACTIONS

In 2022, the Company’s letter of credit with First Republic Bank was terminated. This letter of credit requires a guarantee and pledge of certain securities. Such securities were owned by a member of the Board of Directors and a shareholder of the Company.

Upon termination of the said letter of credit, the Company issued a promissory note amounting $4,750,000 to the same board member and shareholder which guaranteed and pledged certain securities for the letter of credit. In 2023, the additional notes were issued amounting to $660,000. In September 2023, debt was extinguished through issuance of Series C preferred stock. The interest incurred for the year ended December 31, 2023 and 2022 amounts to $438,392 and $152,311, respectively (see Note 5).

In 2023, the Company issued a note amounting to $600,000 to a related-party of the Board of Directors and shareholder. Interest incurred for the year ended December 31, 2023 amounts to $43,397 (see Note 5).

NOTE 12 – SUBSEQUENT EVENTS

In 2024, the line of credit with Merchant Financial was terminated. In February 2024, the Company entered into a line of credit agreement with Rosenthal and Rosenthal amounting to $3,000,000, which shall be valid for a term of 2 years. The allowable borrowable amount is either 75% of eligible accounts receivables, or the lesser of 50% of eligible inventory at the lower of cost or fair market value which shall be no greater 85% appraised liquidation or $3,000,000. Interest shall accrue at the rate of 2% plus the Prime Rate.

On February 14, 2024 and March 15, 2024, the Company issued promissory notes to a stockholder amounting to $650,000 each, totaling to $1,300,000. The note is subject to an interest of 3% per month. The note and any interest in arrears are due to be paid after issuance of written notice addressed to the Company and shall be effective within (1) five days after deposit with the U.S. Postal Service, (2) upon delivery, if delivered by hand, (3) one business day after the business day of deposit with the Federal Express or other similar overnight courier, or (4) one business day after the business day of facsimile transmission with copy by first class mail.

F-22

PART III - EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
1.2	Broker-Dealer Agreement, effective as of April 11, 2023, between Coyuchi, Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 1.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

2.1	Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated May 15, 2019 (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.2	Certificate of Amendment to Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc. (incorporated by reference to Exhibit 2.2 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.3	Certificate of Determination of Series C Preferred Stock of Coyuchi, Inc. (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.4	Bylaws of Coyuchi, Inc., dated March 20, 2008 (incorporated by reference to Exhibit 2.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.5	Certificate of Amendment to the Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of Series C Preferred Stock of Coyuchi, Inc., dated August 11, 2023 (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 15, 2023).

3.1	Amended and Restated Investor Rights Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

3.2	Amended and Restated Voting Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

4.2	Form of Subscription Agreement, as supplemented (incorporated by reference to Exhibit 4.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.1	Coyuchi, Inc. 2009 Stock Plan (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.2	Coyuchi, Inc. 2020 Stock Plan (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.3	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.5	Employment Agreement, dated August 8, 2013, between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.6	Employee Confidential Information and Assignment of Inventions Agreement, dated August 8, 2013, by and between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.7	Employment Offer Letter, dated May 15, 2018, by and between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.8	Employee Confidential Information and Assignment of Inventions Agreement, dated May 15, 2018, between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.9	Term Sheet, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.10	Side Letter Agreement, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.11	Third Amendment to Lease, dated February 16, 2021, by and between 1400 Tennessee Street, LLC and Coyuchi, Inc (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.12	Commercial Lease Agreement, dated March 18, 2021, by and between Ken Wilson and Coyuchi, Inc (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.13	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc. (incorporated by reference to Exhibit 6.17 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.14	Loan Agreement dated May 22, 2023 by and between Coyuchi, Inc. as borrower and Marie-Rose Kahane as lender (incorporated by reference to Exhibit 6.20 to the Annual Report on Form 1-K filed on July 5, 2023).

6.15	Debt Cancellation and Pay-Off Agreement by and between Coyuchi, Inc. and Kevin R. Brine and Jessica Smith, dated September 30, 2023 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on February 21, 2024).

11.4*	Consent of LJ Soldinger Associates, LLC.

Unless otherwise indicated, exhibit has been previously filed.

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 31, 2024.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eileen Mockus	President, Chief Executive Officer and Director	May 31, 2024
Eileen Mockus	(principal executive officer)

/s/ Gabriela Bermudez	Controller (principal financial and accounting officer)	May 31, 2024
Gabriela Bermudez

/s/ Ranjeet Bhatia	Director	May 31, 2024
Ranjeet Bhatia

/s/ Silvia Mazzucchelli	Director	May 31, 2024
Silvia Mazzucchelli

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